                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            PROVIDENT COMPANIES, INC.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                          -----------------------------
                         (Title of Class of Securities)

                                   743862 10 4
                                   -----------
                                 (CUSIP Number)

                                Steven D. Germain
                             Zurich Centre Group LLC
                            One Chase Manhattan Plaza
                            New York, New York 10005
                                 (212) 898-5350
                      -------------------------------------
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                               - with copies to -

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019

                                January 13, 1999
                     --------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ZURICH INSURANCE COMPANY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    a[X]
                                                                    b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

                      7.  SOLE VOTING POWER

                               12,447,620 (See Item 5 below)

 NUMBER OF            8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                   None
 OWNED BY
   EACH               9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                       6,098,414 (See Item 5 below)
   WITH
                   10.  SHARED DISPOSITIVE POWER

                               None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,447,620 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.2% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
        IC, HC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ZURICH AMERICAN INSURANCE COMPANY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    a[X]
                                                                    b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        New York

                      7.  SOLE VOTING POWER

                               914,761 (See Item 5 below)

 NUMBER OF            8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                   None
 OWNED BY
   EACH               9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                       914,761(See Item 5 below)
   WITH
                   10.  SHARED DISPOSITIVE POWER

                               None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        914,761 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.68% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
        IC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CENTRE REINSURANCE LIMITED

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    a[X]
                                                                    b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Bermuda

                             7.  SOLE VOTING POWER

                               4,345,123 (See Item 5 below)

 NUMBER OF            8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                   None
 OWNED BY
   EACH               9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                       4,345,123 (See Item 5 below)
   WITH
                   10.  SHARED DISPOSITIVE POWER

                               None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,345,123 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.21% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
        IC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ZURICH REINSURANCE (NORTH AMERICA), INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    a[X]
                                                                    b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Connecticut

                      7.  SOLE VOTING POWER

                               228,690 (See Item 5 below)

 NUMBER OF            8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                   None
 OWNED BY
   EACH               9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                       228,690 (See Item 5 below)
   WITH
                   10.  SHARED DISPOSITIVE POWER

                               None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        228,690 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.16% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
        IC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        EMPIRE FIRE AND MARINE INSURANCE COMPANY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    a[X]
                                                                    b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Nebraska

                      7.  SOLE VOTING POWER

                               121,968 (See Item 5 below)

 NUMBER OF            8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                   None
 OWNED BY
   EACH               9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                       121,968 (See Item 5 below)
   WITH
                   10.  SHARED DISPOSITIVE POWER

                               None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        121,968 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.09% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
        IC, HC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        UNIVERSAL UNDERWRITERS INSURANCE COMPANY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    a[X]
                                                                    b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Missouri

                      7.  SOLE VOTING POWER

                               304,920 (See Item 5 below)

 NUMBER OF            8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                   None
 OWNED BY
   EACH               9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                       304,920 (See Item 5 below)
   WITH
                   10.  SHARED DISPOSITIVE POWER

                               None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        304,920 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.22% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
        IC, HC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        UNIVERSAL UNDERWRITERS LIFE INSURANCE COMPANY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    a[X]
                                                                    b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Missouri

                      7.  SOLE VOTING POWER

                               60,984 (See Item 5 below)

 NUMBER OF            8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                   None
 OWNED BY
   EACH               9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                       60,984 (See Item 5 below)
   WITH
                   10.  SHARED DISPOSITIVE POWER

                               None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        60,984 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.04% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
        IC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        FIDELITY AND DEPOSIT COMPANY OF MARYLAND

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    a[X]
                                                                    b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Maryland

                      7.  SOLE VOTING POWER

                               182,952 (See Item 5 below)

 NUMBER OF            8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                   None
 OWNED BY
   EACH               9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                       182,952 (See Item 5 below)
   WITH
                   10.  SHARED DISPOSITIVE POWER

                               None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        182,952 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.13% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
        IC, HC, CO

               This Amendment No. 4 to Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Provident Companies, Inc. ("Provident" or the "Company"). This Amendment No. 4 amends the information set forth in the initial statement on Schedule 13D, dated June 10, 1996, as amended by Amendment No. 1 thereto, dated April 8, 1997, Amendment No. 2 thereto, dated September 14, 1998, and Amendment No. 3 thereto, dated January 12, 1999, filed by Zurich Insurance Company and the other Reporting Persons set forth therein (collectively, the "Initial Statement"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned thereto in the Initial Statement. The Initial Statement is amended as set forth herein.

Item 4. Purpose of Transaction.
------- ----------------------

               Item 4 of the Initial Statement is hereby amended by adding to the end thereof the following:

               On January 13, 1999, Zurich, Zurich American, Centre Re, ZRNA, Empire, Universal, Universal Life, and Fidelity consummated the sale to the Purchasers under the Tiger Purchase Agreement of an aggregate of 6,600,000 shares of Common Stock, at a price of $39.75 per share. Of the 6,600,000 sold by the Reporting Persons pursuant to the Tiger Purchase Agreement, Zurich American sold 989,999 shares; Centre Re sold 4,702,501 shares; ZRNA sold 247,500 shares; Empire sold 132,000 shares; Universal Insurance sold 264,000 shares; Universal Life Insurance sold 66,000 shares; and Fidelity sold 198,000 shares.

Item 5. Interest in Securities of the Issuer.
------- ------------------------------------

               Paragraphs (a) and (b) of Item 5 of the Initial Statement are hereby amended and restated in their entirety to read as follows:

               (a) (i) Zurich may be deemed the beneficial owner of 12,447,620 shares of Common Stock representing 9.2% of the outstanding shares of Common Stock. 6,098,414 of such shares of Common Stock constitute the aggregate number of shares of Common Stock held for the accounts of the Reporting Persons and the remaining 6,349,206 of such shares of Common Stock constitute the Longfellow Shares. In accordance with Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, Zurich may be deemed to beneficially own the Longfellow Shares because, as more fully described in Item 4, under the Longfellow Purchase Agreement, Zurich was granted a proxy to vote such shares under, and in accordance with, the terms of the Longfellow Purchase Agreement. Zurich expressly disclaims beneficial ownership of the Longfellow Shares.

               (ii) Zurich American may be deemed the beneficial owner of the 914,761 shares of Common Stock held for its account representing 0.68% of the outstanding shares of Common Stock.

               (iii) Centre Re may be deemed the beneficial owner of the 4,345,123 shares of Common Stock held for its account representing 3.21% of the outstanding shares of Common Stock.

               (iv) ZRNA may be deemed the beneficial owner of the 228,690 shares of Common Stock held for its account representing 0.16% of the outstanding shares of Common Stock.

               (v) Empire may be deemed the beneficial owner of the 121,968 shares of Common Stock held for its account representing 0.09% of the outstanding shares of Common Stock.

               (vi) Universal may be deemed the beneficial owner of the 304,920 shares of Common Stock representing 0.22% of the outstanding shares of Common Stock and consisting of the 243,936 shares of Common Stock held for its account and the 60,984 shares of Common Stock held for the account of its wholly owned subsidiary, Universal Life.

               (vii) Universal Life may be deemed the beneficial owner of the 60,984 shares of Common Stock held for its account representing 0.04% of the outstanding shares of Common Stock.

               (viii) Fidelity may be deemed the beneficial owner of the 182,952 shares of Common Stock held for its account representing 0.13% of the outstanding shares of Common Stock.

               The percentages used herein are calculated based upon the 135,242,680 shares of Common Stock outstanding as reported in the Company's Form 10-Q for the quarter ended September 30, 1998, as filed with the Securities and Exchange Commission on November 12, 1998.

               (b) (i) Zurich, as the person ultimately in control of each of the other Reporting Persons, may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 6,098,414 shares of Common Stock held for the accounts of the other Reporting Persons. In addition, by virtue of the Longfellow Purchase Agreement, Zurich may be deemed to beneficially own the Longfellow Shares with sole power to vote and direct the vote of the 6,349,206 Longfellow Shares under, and in accordance with, the terms of the Longfellow Purchase Agreement. Zurich does not have the power to dispose or direct the disposition of any of the Longfellow Shares. Zurich expressly disclaims beneficial ownership of the Longfellow Shares.

               (ii) Zurich American may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 914,761 shares of Common Stock held for its account.

               (iii) Centre Re may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 4,345,123 shares of Common Stock held for its account.

               (iv) ZRNA may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 228,690 shares of Common Stock held for its account.

               (v) Empire may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 121,698 shares of Common Stock held for its account.

               (vi) Universal may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 243,936 shares of Common Stock held for its account and the 60,984 shares held for the account of its wholly owned subsidiary, Universal Life.

               (vii) Universal Life may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 60,984 shares of Common Stock held for its account.

               (viii) Fidelity may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 182,952 shares of Common Stock held for its account.

                                   SIGNATURES
                                   ----------

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 1999                     ZURICH INSURANCE COMPANY


                                            By: /s/ David A. Bowers
                                                -------------------
                                            Name:  David A. Bowers
                                            Title: Attorney-in-Fact



Dated: January 15, 1999                     ZURICH AMERICAN INSURANCE COMPANY


                                            By: /s/ David A. Bowers
                                                -------------------
                                            Name:  David A. Bowers
                                            Title: Executive Vice-President



Dated: January 15, 1999                     CENTRE REINSURANCE LIMITED


                                            By: /s/ Steven D. Germain
                                                ---------------------
                                            Name:  Steven D. Germain
                                            Title: Attorney-in-Fact



Dated: January 15, 1999                     ZURICH REINSURANCE (NORTH
                                            AMERICA), INC.


                                            By: /s/ Steven D. Germain
                                                ---------------------
                                            Name:  Steven D. Germain
                                            Title: Attorney-in-Fact


Dated: January 15, 1999                     EMPIRE FIRE AND MARINE INSURANCE
                                            COMPANY


                                            By: /s/ David A. Bowers
                                                -------------------
                                            Name:  David A. Bowers
                                            Title: Attorney-in-Fact

Dated: January 15, 1999                    UNIVERSAL UNDERWRITERS INSURANCE
                                           COMPANY


                                           By: /s/ David A. Bowers
                                               -------------------
                                           Name:  David A. Bowers
                                           Title: Attorney-in-Fact


Dated: January 15, 1999                    UNIVERSAL UNDERWRITERS LIFE
                                           INSURANCE COMPANY



                                           By: /s/ David A. Bowers
                                               -------------------
                                           Name:  David A. Bowers
                                           Title: Attorney-in-Fact


Dated: January 15, 1999                    FIDELITY AND DEPOSIT COMPANY OF
                                           MARYLAND


                                           By: /s/ David A. Bowers
                                               -------------------
                                           Name:  David A. Bowers
                                           Title: Attorney-in-Fact

                                  EXHIBIT INDEX
                                  -------------

                                                                      Sequential
                                                                     Page Number
                                                                     -----------

Exhibit 1.     Common Stock Purchase Agreement, dated as of May 31,
1996, between Provident Companies, Inc. and Zurich Insurance Company.     *

Exhibit 2.     Relationship Agreement, dated as of May 31, 1996,
between Provident Companies, Inc. and Zurich Insurance Company.           *

Exhibit 3. Family Stockholder Agreement, dated as of May 31, 1996, among Zurich Insurance Company, the Maclellan Foundation, Inc. and the
stockholders listed in Schedule A thereto.                                *

Exhibit 4.     Registration Rights Agreement, dated as of May 31, 1996,
between Zurich Insurance Company and Provident Companies, Inc.            *

Exhibit 5.     Amended and Restated Common Stock Purchase Agreement,
dated as of May 31, 1996, between Provident Companies, Inc. and Zurich
Insurance Company.                                                        *

Exhibit 6.     Amended and Restated Relationship Agreement, dated as of
May 31, 1996, between Provident Companies, Inc. and Zurich Insurance
Company.                                                                  *

Exhibit 7.     Amended and Restated Family Stockholder Agreement, dated
as of May 31, 1996, among Zurich Insurance Company, the Maclellan
Foundation, Inc. and the stockholders listed in Schedule A thereto.       *

Exhibit 8.     Amended and Restated Registration Rights Agreement,
dated as of May 31, 1996, between Zurich Insurance Company and Provident
Companies, Inc.                                                           *

Exhibit 9. Stock Purchase Agreement, dated as of March 27, 1997, between Centre Reinsurance Services (Bermuda) Limited and Longfellow I,
LLC.                                                                      *

Exhibit 10.    Joint Filing Agreement, dated April 7, 1997, among
Zurich Insurance Company; Centre Reinsurance Limited; Zurich
Reinsurance Centre, Inc.; Empire Fire and Marine Insurance Company;       *
Universal Underwriters Insurance Company; Universal Underwriters Life Insurance Company and Fidelity and Deposit Company of Maryland.

Exhibit 11.    Power of Attorney, dated April 7, 1997, granted by
Zurich Insurance Company in favor of Steven D. Germain.                   *

Exhibit 12.    Power of Attorney, dated April 7, 1997, granted by
Centre Reinsurance Limited in favor of Steven D. Germain.                 *

Exhibit 13.    Power of Attorney, dated April 7, 1997, granted by
Zurich Reinsurance Centre, Inc. in favor of Steven D. Germain.            *

Exhibit 14.    Power of Attorney, dated April 7, 1997, granted by
Empire Fire and Marine Insurance Company in favor of David A. Bowers.     *

Exhibit 15.    Power of Attorney, dated April 7, 1997, granted by
Universal Underwriters Insurance Company in favor of David A. Bowers.     *

Exhibit 16.   Power of Attorney, dated April 7, 1997, granted by
Universal Underwriters Life Insurance Company in favor of David A.
Bowers.                                                                   *

Exhibit 17.    Power of Attorney, dated April 7, 1997, granted by
Fidelity and Deposit Company of Maryland in favor of David A. Bowers.     *

Exhibit 18.    Stock Purchase Agreement, dated as of September 6,         *
1998, between Zurich Insurance Company, Centre Reinsurance Limited,
Zurich Reinsurance (North America), Inc., Empire Fire and Marine
Insurance Company, Universal Underwriters Insurance Company, Universal Underwriters Life Insurance Company, Fidelity and Deposit Company of Maryland and Nooga I, LLC.

Exhibit 19.    Stock Purchase Agreement, dated as of January 7,           *
1999, among Zurich Insurance Company, Zurich American Insurance Company, Centre Reinsurance Limited, Zurich Reinsurance (North America), Inc., Empire Fire and Marine Insurance Company, Universal Underwriters
Insurance Company, Universal Underwriters Life Insurance Company,
Fidelity and Deposit Company of Maryland and Tiger, Puma, The Jaguar Fund N.V., Lion L.P., Ocelot Partners L.P., and Ocelot (Cayman) Ltd.


----------------------------
  *Previously filed with the
   Initial Statement